SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

News Release	March 16, 2007 at 06.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso and Neste Oil to join forces in biofuel development

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that it has signed an agreement with Neste Oil to join forces to develop technology for producing new-generation biofuels from wood residues to replace fossil fuels in transportation and thus cut greenhouse gases. The first step will be to design and build a demonstration plant at Stora Enso’s Varkaus Mill in Finland. The demonstration plant, which will be owned on a 50/50 basis by the parties, is expected to start up in 2008.

Stora Enso is pioneering in developing its business in the new direction of producing biofuels for transportation. This will enable it to utilise its broad know-how and long experience in wood-based industries and wood sourcing in a new way to create business opportunities. Expertise from Stora Enso, Neste Oil and VTT (the Technical Research Centre of Finland) will be utilised to implement the development phase and commercialise wood-based biofuel production. Stora Enso and Neste Oil see the growing biofuel market in Europe as a promising and sustainable business opportunity meeting the increasing demand for premium-quality products made from a wide variety of feedstocks.

The EUR 14 million demonstration plant will be integrated into the energy infrastructure of the Varkaus Mill, where the gas produced will equal the energy needed to heat 4 300 homes and cut carbon dioxide emissions significantly.

Full-scale commercial production

Following the development phase, the joint venture will build a full-scale commercial production plant at one of Stora Enso’s mills, once the technical solutions are ready and the JV partners have gained enough experience from the demonstration plant. This facility will be owned on a 50/50 basis between the JV partners. In the joint venture, Stora Enso will be responsible for supplying the wood biomass and utilising the heat generated at its pulp and paper mill. Stora Enso’s wood biomass is supplied from forests according to ecological preconditions. Neste Oil will be responsible for final refining and marketing of the biofuels produced.

Responsibility through cutting greenhouse gases

The European Union has set a target of replacing 5.75% (18 million tonnes) of the fossil fuels consumed by transportation with biofuels by 2010 and 10% by 2020. This would mean replacing 30 million tonnes of fossil fuels and would require significant increases in biofuel production. Emissions from biofuels are considered to be carbon-neutral because the carbon dioxide is recycled through the atmosphere and stored by growing forests as part of the natural carbon cycle, whereas combustion of fossil fuels introduces “new” sources of carbon dioxide into the atmosphere.

This new enterprise supports Stora Enso’s sustainability policies and the Group’s efforts to mitigate climate change. Stora Enso is focused on reducing greenhouse gases by improving energy efficiency, increasing usage of biofuels and other renewable energy sources, and maximising the use of combined heat and power in energy production.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj Business ID 1039050-8

PRESS CONFERENCE IN HELSINKI AT 9.00 EET

You are most welcome to participate in a press conference in Helsinki today. The conference will be hosted by Stora Enso’s CEO Jukka Härmälä and Neste Oil’s CEO Risto Rinne, and it will be held in Finnish.

Venue:	Restaurant Bank, Union Square Auditorium
Address:	Unioninkatu 22
Time:	9.00 EET

For further information, please contact:

Jukka Härmälä, CEO, tel. +358 2046 21404

Markku Pentikäinen, EVP, Corporate Technology and Asia Pacific, tel. +358 400 498 531

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

www.storaenso.com/varkaus

Photos from Varkaus are available at

http://bmt.storaenso.com/storaensolink.jsp?imageid=070316

Please copy the link into your web browser.

Neste Oil Corporation is a refining and marketing company focused on advanced, clean traffic fuels, with a strategy that prioritises growing its refining and premium-quality biodiesel businesses. Neste Oil’s refineries are located in Porvoo and Naantali in Finland, and have a total refining capacity of approximately 250 000 barrels per day. The company employs around 4 700 people. Neste Oil is listed on the Helsinki Stock Exchange. For further information, see www.nesteoil.com

Stora Enso’s Varkaus Mill produces fine paper, directory paper, newsprint, coreboard and sawn timber on three paper machines and one board machine with a total annual capacity of about 620 000 tonnes of paper and board, and 345 000 m3 of sawn wood products. The mill’s annual wood consumption is approximately 2.3 million m3. The mill employs about 980 people.

Stora Enso Oyj Business ID 1039050-8

2(2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel